Filed by Legato Merger Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form F-4 File No.: 333-257732

Subject Company: Legato Merger Corp.

(Commission File No. 001-39906)

Interview with BNN Bloomberg: July 8, 2021

Transcript: Michael (Mike) McQuade on BNN Bloomberg (BNN)

Host: Frances Horodelski

BNN: And welcome back to Commodities. On a bit of a red day, we have an interesting discussion coming up next. The federal government says it will help Algoma Steel prepare for greener operations with financial assistance up to C$420 million. The assistance comes as steel prices shoot higher. And just after Algoma Steel, their SPAC deal with Legato [Merger] Corp., which is set to close at the end of the third quarter. Joining us now to discuss this deal is the CEO of Algoma Steel, Michael McQuade. Good morning, Mr. McQuade. Let’s get right into it. Tell us a little bit about the financial assistance that the government is giving you. Does it come in one lump sum? Is it a loan? Is it a grant? How does it flow through to Algoma Steel?

Mike: Good morning, Frances. And thank you for having me on the show this morning. The financing announced by the federal government is in two parts. The first piece, which is C$200 million, is from the Strategic Innovation Fund and specifically the Net Zero Accelerator program that the federal government has put in place to allow corporations to pursue initiatives that will positively impact climate change. The second piece is from the Canadian Infrastructure Bank, the C$220 million and both are loans. The Strategic Innovation Fund does have a scalable aspect, depending on the degree to which we are able to reduce our greenhouse gas emissions.

BNN: And how will that money be used? I know it’s going to be for equipment to transition to electric furnaces. Tell us a little bit about the equipment, where it comes from, how much it will cost. It is a transition. How long will it all take? A lot of questions.

Mike: Sure. So this is estimated to be C$700 million conversion on the expedited timeline, 30 months. The loans reflect the ability to draw on those over a period of 48 months. So Let’s call it two and a half to four years to construct this facility. And it’s a combination of obviously significant infrastructure build within our fence line, within our property, as well as equipment that will be supplied both domestically and from abroad.

BNN: And Let’s talk a little bit about and further, you mentioned C$700 million. I know you’re getting some US$300 million from the SPAC deal which closes in the third quarter. Some of those funds allocated to this transition process as well?

Mike: Absolutely. We looked at it as really two pieces to secure the capital required to make this transformation. The first was with the merger with Legato, the SPAC and the cash that will come with the merger later this year. And then, coupled with the federal financing, we now have secured the capital, which is a significant we’ll call it hurdle or leg of the stool. If you like to be able to make this conversion, having secured the capital.

BNN: And what is the cost of the funding? Just out of interest. From the government

Mike: Government is typically low interest rate loans. And as I say, with the specifics of the Strategic Innovation Fund. There is a component there that is, in fact, it is, in fact, going to be scalable. The amount of the repayment based on how successful we are in the greenhouse gas reduction.

BNN: Okay. Let’s talk about jobs. I gather some 500 indicated in the press release will be created from this initiative. Where are those 500 jobs? And put it in context with any jobs that may have been laid off at Algoma Steel due to COVID over the past year.

Mike: Let’s start with COVID. We were very successful, again with the support of the federal government and programs like the Canadian Emergency Wage Subsidy Program, as an essential employer, to continue to operate through the early part of last year during COVID – let’s call it the second calendar quarter. So no layoffs of any significance; redeployed all of our workforce. With respect to the 500 jobs, that’s estimated to be the peak during the construction period, where there will be significant activity going on within Algoma Steel to, in fact, construct this project.

BNN: So a significant number of those 500 people will be employed by Algoma Steel rather than the manufacturer of the equipment that you need.

Mike: Yeah, they will be contractors, whether it’s doing the civil work or the equipment installation; they will be on Algoma’s site, yes, constructing the equipment.

BNN: Okay. So the backdrop is the steel market has been very hot here recently in terms of steel prices escalating, the opening up trade. What is the incremental cost for you, as a producer of steel? I want to put it in the context of the competition out there as you move to green… or greener.

Mike: So I think of it on two levels. There’s very solid fundamentals for the steel sector that we see extending well beyond this year, and it has to do with infrastructure spend. And it’s not any one dimension of the economy. It’s automotive, it’s construction, it’s both light and heavy manufacturing. So we see very, very strong demand that will support what I call the new paradigm for steel pricing, for an extended run here. And as far as the greenness. Sorry.

BNN: I apologize. Continue on green steel.

Mike: Yeah. So, certainly, climate change and the desire by heavy industrial emitters and the steel sector in particular, very focused on the carbon footprint and electric arc technology, in our mind, is a very ready-made answer to address the carbon footprint, to eliminate coal, ultimately, in the steel manufacturing process. And the fact that we can use electricity to melt the recycled scrap – scrap being probably the most recycled material on the globe, starts with a very positive carbon footprint. And couple that with the very green nature of the electricity that’s available to us in the province of Ontario, using hydro and other alternative renewables. That’s a very positive combination to significantly reduce the carbon footprint. And strategically, we think about the procurement decisions going forward, where the ESG factor will come into the supply chain decisions that many of our customers will make.

BNN: And I did want to give it that. So you did say in the press release that the world wants greener steel. But at some point, it’s a cost factor. The Chinese are big steel producers. They tend to be a little dirtier, I would say, in their steel production. When does it become whether it’s ESG or not, when do people say, “Well, it’s going to be cost over being a good citizen”?

Mike: I believe that’s where the governments will also play a role. There’s been discussions already with making sure that there’s a level playing field; that, in fact, there is a carbon border adjustment. If we look at steel that’s made in North America, if we’re going to consume it here, the greenest option starts with manufacturing steel here in North America. And that’s a much greener option than having pellets from abroad transhipped into China, semi-finished steel transhipped into North America. So we see that as a definitive advantage and government having a role here to ensure that there is a level playing field that allows the cost to be similar on a delivered basis to our customers.

Additional Information and Where to Find It

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transaction and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law.

In connection with the proposed transaction between Algoma Steel Inc. (“Algoma”) and Legato Merger Corp. (“Legato”), Algoma has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 which includes Algoma’s preliminary prospectus as well as Legato’s preliminary proxy statement (the “Proxy Statement/Prospectus”). Legato plans to mail the definitive Proxy Statement/Prospectus to its stockholders in connection with the transaction once available. INVESTORS AND SECURITYHOLDERS OF LEGATO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ALGOMA, LEGATO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by Algoma and Legato through the website maintained by the SEC at www.sec.gov. In addition, investors and securityholders may obtain free copies of the documents filed with the SEC on Legato’s website at https://legatomerger.com or by directing a written request to Legato at 777 Third Avenue, 37th Floor, New York, NY 10017 or by contacting Algoma at 705.206.1022 or brenda.stenta@algoma.com.

Participants in the Solicitation

Legato, Algoma and certain of their respective directors, executive officers and employees may be considered to be participants in the solicitation of proxies in connection with the transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Legato in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, is included in the Proxy Statement/Prospectus described above filed with the SEC. Additional information regarding Legato’s directors and executive officers can also be found in Legato’s final prospectus dated January 19, 2021 and filed with the SEC on January 21, 2021. These documents are available free of charge as described above.

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